Exhibit 2

Mark J. Wattles
Wattles Capital Management, LLC
7945 W. Sahara #205
Las Vegas, NV  89117
Phone (303) 801-4003

August 16, 2005

Members of the Board of Directors
Tweeter Home Entertainment, Inc.

40 Pequot Way

Canton, MA  02021

Dear Sirs:

It is my understanding, based on conversations with Joseph McGuire and review of Tweeter’s publicly available presentation materials, that Tweeter and I share similar views about the future of home electronics retailing.  I believe that HDTV will drive the sales of not only HDTV equipment but also ancillary higher margin audio components and installation services.  Tweeter’s stores, under their various brand banners, have a history of delivering the levels of service necessary to facilitate the sale of this broader array of higher end, higher margin equipment.

At the moment however, Tweeter suffers from the operating challenges that beset many aggressive acquisition growth strategies. As with other “roll ups”, the difficulties associated with assimilating the various cultures and operating practices tend to be under estimated.  In light of these challenges, I believe the Company may be undercapitalized and may be at significant risk if the current operating plan is not executed as successfully as planned.

The purpose of my letter is not to tell you what you already know, but rather to suggest that you consider raising additional capital, through the sale of equity or other securities, to provide liquidity to mitigate the execution risks. While some may consider your stock undervalued, it is my opinion that if everything doesn’t go according to management’s near-term plan, the stock will be worth much less.

Under appropriate circumstances, Wattles Capital Management, LLC would be interested in providing capital to Tweeter.

Challenger Capital Group, Ltd. is financial advisor to Wattles Capital Management. Mark Stephens is Challenger’s managing partner and my banker. We are available to meet at a location of your choice at your earliest convenience.  I can be reached at 303-801-4003.  Mark Stephens at 214-239-8610.

Mark Wattles
Manager
Wattles Capital Management, LLC